FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated February 28, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, February 28, 2013

To: Buenos Aires Stock Exchange
Re: Information pursuant to Section 23 of the
Regulations of the Buenos Aires Stock Exchange

Dear Sirs:

We send you this letter to comply with the requirements of Section 23 of the Regulations of the Buenos Aires Stock Exchange.

To that end, please be advised that YPF S.A. (“YPF” or the “Company”) has been served notice of a complaint filed by Repsol S.A. (“Repsol”) on July 31, 2012 in New York State Supreme Court, in the United States of America, Case No. 652653/2012 (the “Complaint”), against The Bank of New York Mellon (“BONY”) and YPF.

In the Complaint, Repsol asserts claims for damages arising from an alleged lack of acceptance and refusal by BONY to comply with the voting instructions issued by Repsol in connection with, among other things, the election of directors to YPF’s Board of Directors in the shareholders’ meeting held on June 4, 2012, in violation of its contractual obligations.

Repsol alleges that in addition to the ADS held in its own name, it had the right to vote the ADS pledged in its favor, which it was unable to do as a result of BONY’s alleged wrongdoing and YPF’s alleged interference to have Repsol’s instructions rejected.

Without prejudice to the detailed legal analysis of the claim that YPF will perform in connection with its defense, the Company categorically rejects the allegations that it breached any legal or contractual obligation in prejudice to any shareholder.

Consequently, YPF believes that the Complaint is completely inadmissible and will take the legal measures available to it to best defend its interests and those of its shareholders.

Yours faithfully,

Rodrigo Cuesta
Corporate Director for Legal Services
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 28, 2013	By:	/s/ Rodrigo Cuesta
	Name: Title:	Rodrigo Cuesta Corporate Director for Legal Services